       As filed with the Securities and Exchange Commission on June 28, 1994
- - --------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC  20549

                                   -------------

                                    FORM 11-K


                                    ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


(Mark One):

  X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
 ---    OF 1934 [FEE REQUIRED].


For the fiscal year ended December 31, 1993
                          -----------------
                                       OR

  --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


For the transition period from                      to
                               ---------------------   ------------------
Commission file number      1-9390
                      ------------------



                                   -------------

                       FOODMAKER, INC. EASY$AVER PLUS PLAN
                             (Full title of the Plan)


                                   -------------

                                  FOODMAKER, INC.
            (Name of issuer of the securities held pursuant to the Plan)


                                  9330 Balboa Avenue
                                 San Diego, CA  92123
                         (Address of principal executive offices)

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

                        Financial Statements and Schedules

                             December 31, 1993 and 1992

                      (With Independent Auditors' Report Thereon)

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

                            December 31, 1993 and 1992

                                 TABLE OF CONTENTS



                                                                 Page Number
                                                                 -----------

Independent Auditors' Report                                          1

Statements of Net Assets Available for Plan Benefits
  as of December 31, 1993 and 1992                                    2

Statements of Changes in Net Assets Available for Plan
  Benefits for the years ended December 31, 1993 and 1992             4

Notes to Financial Statements                                         6

Schedule I - Schedule of Investments                                  10

Schedule II - Reportable Transactions                                 11

                           Independent Auditors' Report
                           ----------------------------

The Participants and the
        Administrative Committee
Foodmaker, Inc. Easy$aver Plus Plan:


We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Foodmaker, Inc. Easy$aver Plus Plan (the "Plan") as of December 31, 1993 and 1992, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the two-year period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               KPMG PEAT MARWICK

San Diego, California
May 27, 1994

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

                 Statements of Net Assets Available for Plan Benefits
                                  (in thousands)



                                                                  December 31, 1993
                                  -------------------------------------------------------------------------------------
                                    Ralston
                                    Purina                 Fixed                   FMI      Dreyfus
                                    Common      Equity     Income      Growth     Common      Bond    Loans to
                                  Stock Fund     Fund       Fund        Fund    Stock Fund    Fund  Participants  Total
                                  ----------   -------    -------     -------   ----------  ------- ------------  -----
Interest and dividends receivable  $    -           -         76           -          -          -         -         76
                                   ------      ------     ------      ------     ------     ------    ------     ------
Contributions receivable:
      Employee                          -          35         70          29         10         11         -        155
      Employer                          -          12         25          10          3          4         -         54
                                   ------      ------     ------      ------     ------     ------    ------     ------
                                        -          47         95          39         13         15         -        209
                                   ------      ------     ------      ------     ------     ------    ------     ------
Investments:
      Short-term investments           27           2          1           -          -          -         -         30
      Common stocks                   570       6,371          -       2,167        655          -         -      9,763
      Government bonds                  -           -          -           -          -        438         -        438
      Insurance company contracts       -           -     13,114           -          -          -         -     13,114
      Notes receivable from
        participants                    -           -          -           -          -          -     2,179      2,179
                                   ------      ------     ------      ------     ------     ------    ------     ------
                                      597       6,373     13,115       2,167        655        438     2,179     25,524
                                   ------      ------     ------      ------     ------     ------    ------     ------
          Total assets                597       6,420     13,286       2,206        668        453     2,179     25,809

Liabilities - transfers due to
      (from) other funds              145         (64)        88         (79)       (85)        (5)        -          -
                                   ------      ------     ------      ------     ------     ------    ------     ------

          Net assets available
          for plan benefits        $  452       6,484     13,198       2,285        753        458     2,179     25,809
                                   ======      ======     ======      ======     ======     ======    ======     ======







                 See accompanying notes to financial statements.     (continued)

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

                                  (in thousands)



                                                                  December 31, 1992
                                  -------------------------------------------------------------------------------------
                                    Ralston
                                    Purina                 Fixed                   FMI      Dreyfus
                                    Common      Equity     Income      Growth     Common      Bond    Loans to
                                  Stock Fund     Fund       Fund        Fund    Stock Fund    Fund  Participants  Total
                                  ----------   -------    -------     -------   ----------  ------- ------------  -----
Interest and dividends receivable   $   -           -         78           -          -          -         -         78
                                   ------      ------     ------      ------     ------     ------    ------     ------
Contributions receivable:
      Employee                          -          22         54          16          -          -         -         92
      Employer                          -           8         19           5          -          -         -         32
                                   ------      ------     ------      ------     ------     ------    ------     ------
                                        -          30         73          21          -          -         -        124
                                   ------      ------     ------      ------     ------     ------    ------     ------
Investments:
      Short-term investments            -          20        100           3          -          -         -        123
      Common stocks                   842       5,339          -       1,678          -          -         -      7,859
      Government bonds                  -           -          -           -          -          -         -          -
      Insurance company contracts       -           -     12,612           -          -          -         -     12,612
      Notes receivable from
        participants                    -           -          -           -          -          -     1,709      1,709
                                   ------      ------     ------      ------     ------     ------    ------     ------
                                      842       5,359     12,712       1,681          -          -     1,709     22,303
                                   ------      ------     ------      ------     ------     ------    ------     ------
          Total assets                842       5,389     12,863       1,702          -          -     1,709     22,505

Liabilities - transfers due to
      (from) other funds               82         360         60         109       (381)      (230)        -          -
                                   ------      ------     ------      ------     ------     ------    ------     ------

          Net assets available
          for plan benefits        $  760       5,029     12,803       1,593        381        230     1,709     22,505
                                   ======      ======     ======      ======     ======     ======    ======     ======







                 See accompanying notes to financial statements.

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

            Statements of Changes in Net Assets Available for Plan Benefits
                                   (in thousands)


                                                            Year Ended December 31, 1993
                                  -------------------------------------------------------------------------------------
                                    Ralston
                                    Purina                 Fixed                   FMI      Dreyfus
                                    Common      Equity     Income      Growth     Common      Bond    Loans to
                                  Stock Fund     Fund       Fund        Fund    Stock Fund    Fund  Participants  Total
                                  ----------   -------    -------     -------   ----------  ------- ------------  -----
Contributions:
    Employee                       $    -         576      1,399         468        166        158         -      2,767
    Employer                            -         198        472         154         50         48         -        922
                                   ------      ------     ------      ------     ------     ------    ------     ------
                                        -         774      1,871         622        216        206         -      3,689
                                   ------      ------     ------      ------     ------     ------    ------     ------
Investment income:
    Dividends                          19         207          -          21          -          -         -        247
    Interest                            2          39      1,042          19          7         35         -      1,144
                                   ------      ------     ------      ------     ------     ------    ------     ------
                                       21         246      1,042          40          7         35         -      1,391
                                   ------      ------     ------      ------     ------     ------    ------     ------
Net realized gain(loss) on
    sale of assets                    137         174          -         235         (1)         3         -        548
Unrealized appreciation
    (depreciation) of investments    (221)        716          -          (7)        (9)        (8)        -        471
Distributions                         (40)       (635)    (1,674)       (222)       (64)       (19)        -     (2,654)
Loan repayments                         -         152        395          70         36         22      (675)         -
Loan disbursements                     (1)       (269)      (740)       (103)       (12)       (20)    1,145          -
Interfund transfers                  (194)        322       (418)         71        205         14         -          -
Administrative expenses               (10)        (25)       (81)        (14)        (6)        (5)        -       (141)
                                   ------      ------     ------      ------     ------     ------    ------     ------
    Increase (decrease) in net
          assets                     (308)      1,455        395         692        372        228       470      3,304

Net assets available for plan
     benefits:

    Beginning of year                 760       5,029     12,803       1,593        381        230     1,709     22,505
                                   ------      ------     ------      ------     ------     ------    ------     ------
    End of year                    $  452       6,484     13,198       2,285        753        458     2,179     25,809
                                   ======      ======     ======      ======     ======     ======    ======     ======

                 See accompanying notes to financial statements.     (continued)

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

                                   (in thousands)


                                                            Year Ended December 31, 1992
                                  -------------------------------------------------------------------------------------
                                    Ralston
                                    Purina                 Fixed                   FMI      Dreyfus
                                    Common      Equity     Income      Growth     Common      Bond    Loans to
                                  Stock Fund     Fund       Fund        Fund    Stock Fund    Fund  Participants  Total
                                  ----------   -------    -------     -------   ----------  ------- ------------  -----
Contributions:
    Employee                       $    -         553      1,529         452          -          -         -      2,534
    Employer                            -         192        538         142          -          -         -        872
                                   ------      ------     ------      ------     ------     ------    ------     ------
                                        -         745      2,067         594          -          -         -      3,406
                                   ------      ------     ------      ------     ------     ------    ------     ------
Investment income:
    Dividends                          22         187          -          22          -          -         -        231
    Interest                            1          24      1,004           9          -          -         -      1,038
                                   ------      ------     ------      ------     ------     ------    ------     ------
                                       23         211      1,004          31          -          -         -      1,269
                                   ------      ------     ------      ------     ------     ------    ------     ------

Net realized gain on
    sale of assets                     68          31          -          62          -          -         -        161
Unrealized appreciation
    (depreciation) of investments    (242)        475          -        (121)         -          -         -        112
Distributions                        (178)       (516)    (1,233)       (135)         -          -         -     (2,062)
Loan repayments                         -          92        241          38          -          -      (371)         -
Loan disbursements                     (2)       (251)      (773)        (80)         -          -     1,106          -
Interfund transfers                  (103)       (318)      (127)        (63)       381        230         -          -
Administrative expenses               (11)        (19)       (70)        (10)         -          -         -       (110)
                                   ------      ------     ------      ------     ------     ------    ------     ------
    Increase (decrease) in net
      assets                         (445)        450      1,109         316        381        230       735      2,776

Net assets available for plan
    benefits:

    Beginning of year               1,205       4,579     11,694       1,277          -          -       974     19,729
                                   ------      ------     ------      ------     ------     ------    ------     ------
    End of year                    $  760       5,029     12,803       1,593        381        230     1,709     22,505
                                   ======      ======     ======      ======     ======     ======    ======     ======



                 See accompanying notes to financial statements.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Notes to Financial Statements

                             December 31, 1993 and 1992

1.    DESCRIPTION OF THE PLAN

     The following brief description of the Foodmaker, Inc. Easy$aver Plus Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.    General:

     The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Foodmaker, Inc. ("the Company") contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

     The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company's Board of Directors is authorized to appoint the members of the Administrative Committee ("the Committee"). The Northern Trust Company, as trustee, has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and a separate Trust Agreement.

     The Plan covers substantially all regular administrative and clerical employees of the Company who have completed one year of service, receive regular compensation from a payroll in the United States, and effective January 1, 1988, have attained age 21. Eligible warehouse and distribution employees may participate in the Plan effective January 1, 1991. Eligible maintenance technicians and equipment technicians also may participate in the Plan effective July 1, 1992. Participation by eligible employees is voluntary.

b.    Contributions:

     Prior to April 1, 1991, participants could elect to have the Company contribute to the Plan any amount from 2% to 8% of their compensation in 1% increments through payroll deductions. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to Federal income tax in the year deferred. Effective April 1, 1991, the maximum amount of their compensation participants may elect to defer is 12%. The Company makes a matching contribution equal to 50% of each participant's pre-tax deferral up to 4% of compensation. Prior to January 1, 1989, participants who deferred at least 4% of compensation could have elected to contribute an additional 1% to 10% of compensation, in 1% increments on an after-tax basis. Beginning January 1, 1989, after-tax contributions could have been made whether or not the participant has elected to make any pre-tax deferrals. Effective April 1, 1991, after-tax contributions may no longer be made to the Plan.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                             Notes to Financial Statements

                                December 31, 1993 and 1992
                                        (Continued)

1.    DESCRIPTION OF THE PLAN (Continued)

c.    Vesting:

     Participants have a fully vested interest in their pre-tax deferrals and after-tax contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant (including service prior to the effective date of the Plan) or upon attainment of age sixty-five, retirement, disability, death or termination of the Plan. The vested amount in a participant's account normally is distributed upon termination of employment. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination. Forfeitures are used to reduce employer contributions.

d.    Participant Accounts:

     As of December 31, 1993 the trustee maintains six investment funds -- the Ralston Purina Common Stock Fund, the Equity Fund, the Fixed Income Fund, the Growth Fund, the FMI Common Stock Fund and the Dreyfus Bond Fund. With the exception of the Ralston Purina Common Stock Fund, participants may direct their pre-tax deferrals, after-tax and Company matching contributions to be placed in any fund or allocated in multiples of 10% to any combination of these investment funds. The Ralston Purina Common Stock balance is made up of contributions made prior to the change of ownership of Foodmaker, Inc. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate except that effective September 30, 1987, earnings related to the Ralston Purina Common Stock Fund may, at the discretion of the trustee, be reinvested in the Fixed Income Fund. Participants may elect to transfer all or any multiple of 10% of the value of their accounts among funds at the beginning of any calendar quarter. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

     The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service regulations, participants may, with Committee approval, withdraw pre-tax deferrals (exclusive of earnings for withdrawals after December 31, 1989), Company matching contributions (if the participant is fully vested) and related earnings only in the event of a financial hardship. The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and (3) payment of a processing fee. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Notes to Financial Statements

                             December 31, 1993 and 1992
                                    (Continued)


2.    SUMMARY OF ACCOUNTING POLICIES

     The financial statements of the Plan are prepared using the accrual method of accounting.

     The Plan's short-term investments consist of money market accounts which are valued at fair value. The Plan's investments in common stocks are stated at fair value. Fair value is determined by quoted market prices. Purchases and sales of securities are recorded on a trade date basis.

     The Plan's insurance company contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities and pay certain expenses.

     Certain 1992 balances were reclassified to conform to 1993 presentation.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Notes to Financial Statements

                              December 31, 1993 and 1992
                                     (Continued)

3.   INVESTMENTS
     -----------
     Investments consist of the following at December 31, 1993 and 1992:

                                        December 31, 1993     December 31, 1992
                                        -----------------     -----------------
                                                     Fair                  Fair
Description of Investment                Cost       Value      Cost       Value
                                         ----       -----      ----       -----
                                                      (in thousands)

Northern Trust Collective Short-term
  Investment Fund                    $    30     $    30    $   123     $   123

Ralston - Ralston Purina Group
  Common stock                           791         570      1,084         842

Fidelity Equity Income Fund, Inc.
  (net asset value $33.84 and $29.01
  in 1993 and 1992, respectively)
  (Equity Fund)                        5,655       6,371      4,864       5,339

State Street Bank and Trust Company
  Selection Fund (Fixed Income Fund)  13,114      13,114     12,612      12,612

Twentieth Century Investors, Inc.
  Select Fund (net asset value
  $39.46 and $38.72 in 1993 and
  1992 respectively)
  (Growth Fund)                        2,174       2,167      1,799       1,678

Foodmaker, Inc. common stock             664         655          -           -

Dreyfus Short-Intermediate Government
  Fund (net asset value $11.37 in 1993)
  (Bond Fund)                            446         438          -           -

Notes receivable from participants     2,179       2,179      1,709       1,709
                                      ------      ------     ------      ------
                                     $25,053     $25,524    $22,191     $22,303
                                      ======      ======     ======      ======

4. FEDERAL INCOME TAXES

         The Internal Revenue Service issued a favorable determination letter related to the Foodmaker, Inc. Easy$aver Plus Plan on April 1, 1987. This letter gives the Plan a tax exempt status. The Plan was amended and restated thereafter effective January 1, 1988 and January 1, 1989. As a result of the Plan amendments and restatements, the Company is in the process of preparing an application for a favorable determination. The Company knows of no transactions or events which would prevent the restated Plan from obtaining a tax exempt status.

                                                                   Schedule I
                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                              Schedule of Investments


                                                           December 31, 1993                       December 31, 1992
                                                 ---------------------------------      ---------------------------------


                                                Number of                    Fair         Number of                  Fair
Description of Investment                      Shares/Units       Cost       Value      Shares/Units    Cost        Value
- - ------------------------                       ------------       ----       -----      ------------    ----        -----
                                                                               (in thousands)
Northern Trust Collective Short-term
  Investment Fund                                     30      $    30      $    30          123      $   123      $   123

Ralson - Ralston Purina Group
  Common stock                                    14,329          791          570       17,673        1,084          842

Fidelity Equity Income Fund, Inc.
  (net asset value $33.84 and $29.01
  in 1993 and 1992, respectively)
  (Equity Fund)                                  188,269        5,655        6,371      184,049        4,864        5,339

State Street Bank and Trust Company
  Selection Fund (Fixed Income Fund)                 N/A       13,114       13,114          N/A       12,612       12,612

Twentieth Century Investors, Inc.
  Select Fund (net asset value
  $39.46 and $38.72 in 1993 and
  1992 respectively)
  (Growth Fund)                                   54,919        2,174        2,167       43,334        1,799        1,678

Foodmaker, Inc. common stock                      67,202          664          655          N/A            -            -

Dreyfus Short-Intermediate Government
  Fund (net asset value $11.37 in 1993)
  (Bond Fund)                                     38,559          446          438          N/A            -            -

Notes receivable from participants                   N/A        2,179        2,179          N/A        1,709        1,709
                                                               ------       ------                    ------       ------
                                                              $25,053      $25,524                   $22,191      $22,303
                                                               ======       ======                    ======       ======

                 See accompanying Independent Auditors' Report.

                                                              Schedule II

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                               Reportable Transactions



The following schedule of 5% reportable transactions represents the aggregate of such transactions relating to the Foodmaker, Inc. Easy$aver Plus Plan and the Chi-Chi's Future $avings Plus Plan, the combined assets of which were maintained at The Northern Trust Company, the Plans' trustee. Through December 31, 1993, the allocable portion of these transactions relating to the Foodmaker, Inc. Easy$aver Plus Plan was approximately 88%.


                     See accompanying Independent Auditors' Report.

                                                                   SCHEDULE II

                         SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                12-31-92 THROUGH 12-31-93
                         **************************************
                                (AS REPORTED BY TRUSTEE)

                                           AVERAGE
                                         PURCHASE OR   TRANSACTION       COST OF        CURRENT          NET GAIN
        DESCRIPTION OF ASSET              SALE PRICE     EXPENSE          ASSET      VALUE OF ASSET      OR (LOSS)
        --------------------             -----------   -----------       -------     --------------      ---------
                                             ($)           ($)             ($)             ($)              ($)
TRANSACTIONS BY ISSUE
- - ---------------------
MFO FIDELITY EQUITY-INCOME FD INC OPEN
END FD
  45,042.30 SHR BOUGHT IN 33 TRANSACTIONS   32.094                    1,445,590.23    1,445,590.23
  34,228.17 SHR SOLD IN 10 TRANSACTIONS     31.301                      894,730.42    1,071,365.47       176,635.05
                                                                                      ------------     ------------
                                                                                      2,516,955.70       176,635.05
                                                                                      ============     ============

MFO 20TH CENTURY INVESTORS INC SELECT SH
CAP OPEN END FD

  25,966.41 SHR BOUGHT IN 28 TRANSACTIONS   41.185                    1,069,430.84    1,069,430.84
  7,774.37 SHR SOLD IN 11 TRANSACTIONS      41.148                      297,568.14      319,896.33        22,328.19
                                                                                      ------------     ------------
                                                                                      1,389,327.17        22,328.19
                                                                                     =============     ============
COLTV SHORT TERM INVT FD

  8,551,380.21 INCREASES IN 300 DAYS                                  8,551,380.21    8,551,380.21
  8,656,924.55 DECREASES ON 340 DAYS                                  8,656,924.55    8,656,924.55             0.00
                                                                                      ------------     ------------
                                                                                     17,208,304.76             0.00
                                                                                     =============     ============
VARIOUS LOANS TO VARIOUS PARTICIPANTS
AT VARIOUS RATES AND VARIOUS
MATURITIES

  1,383,817.59 CV BOUGHT IN 49 TRANS         1.000                    1,383,817.59    1,383,817.59

STATE STREET SELECTION FUND

  2,247,161.26 CV BOUGHT IN 34 TRANS         1.000                    2,247,161.26    2,247,161.26
  1,786,107.62 CV SOLD IN 11 TRANSACTIONS    1.000                    1,786,107.62    1,786,107.62             0.00
                                                                                      ------------     ------------
                                                                                      4,033,268.88             0.00
                                                                                     =============     ============

TRANSACTIONS BY BROKER
- - ----------------------

              NO REPORTABLE TRANSACTIONS OCCURRED WITH ANY ONE BROKER

                                    EXHIBITS

1. Consent of KPMG Peat Marwick.


                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           FOODMAKER, INC. EASY$AVER
                                           PLUS PLAN





Date:  June 27, 1994                       By: WILLIAM E. RULON
                                               --------------------
                                               William E. Rulon
                                               Member, Administrative Committee

                                                           Exhibit 1



                         Independent Auditors' Consent
                         -----------------------------

The Board of Directors
Foodmaker, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-54602) on Form S-8 of Foodmaker, Inc. of our report dated May 27, 1994, relating to the statements of net assets available for plan benefits of Foodmaker, Inc. Easy$aver Plus Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1993, and related schedules, which report appears in the December 31, 1993 annual report on Form 11-K of the Foodmaker, Inc. Easy$aver Plus Plan.

                                                   KPMG PEAT MARWICK

San Diego, California
June 24, 1994